UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 15

Certification and Notice of Termination of Registration under
Section 12(g) of the Securities Exchange Act of 1934 or
Suspension of Duty to File Reports under Sections 13
and 15(d) of the Securities Exchange Act of 1934

Commission File Number 033-55254-47

TouchTunes Music Corporation
(Exact name of registrant as specified in its charter)

TouchTunes Music Corporation
1800 East Sahara Avenue
Suite 107
Las Vegas, Nevada 89104
                   (702)  792-7405
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Class A voting common stock of
TouchTunes Music Corporation, par value $0.001 per share
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(i)	☐
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 200

Pursuant to the requirements of the Securities Exchange Act of 1934, TouchTunes Music Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: January 13, 2006	By:	/s/ Matthew Carson Matthew Carson Vice President Finance and Chief Financial Officer